Mail Stop 3561

October 16, 2009

Larry Gerdes
Chief Executive Officer
Transcend Services, Inc.
One Glenlake Parkway, Suite 1325
Atlanta, GA 30328

> **Re:** **Transcend Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 24, 2009**
> **Form 8-K**
> **Filed September 3, 2009**
> **File No. 333-162106**

Dear Mr. Gerdes:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed September 3, 2009

1. We note your disclosure of the August 31, 2009 acquisition of Medical Dictation Services, Inc. Please tell us your consideration of including the financial statements of the acquired business for the periods required by Rule 3-05(b)(2) of Regulation S-X and pro forma financial information required by Article 11 of Regulation S-X in the Registration Statement. Refer to Item 11(b)(i) of Form S-3

and Rule 3-05(b)(4) of Regulation S-X. In your response, please provide us with your significance tests.

Form S-3

Undertakings, page II-2

2. To the extent you are relying on section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee under your indentures please revise to include the undertakings required by Item 512(j) of Regulation S-K.

Exhibits

3. We note your disclosure on page II-2, "the representations, warranties and covenants of the Company contained in the agreements may not constitute strict representation of factual matters or absolute promises of performance" and similar language on page II-7. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the registration statement not misleading. Please confirm your understanding in this regard and clarify your disclaimer.

Exhibit 5.1

4. We note that your legal opinion states that you are a Georgia corporation but your registration cover page states that you are Delaware corporation. Please reconcile. Also, we note that the form of indenture filed as exhibit 4.7 provides that the laws of the state of New York shall be the governing law of the indenture. As you must provide a "legal and binding obligation" opinion for a registration statement relating to debt securities, an opinion must be given as to the governing law in order to fulfill the item requirement. Please indicate that you are opining under New York law with respect to the debt securities. See Item 601(b)(5) of Regulation S-K. Finally, we note the language in the second to the last paragraph which states "This opinion is rendered as of the date hereof." Please be advised that in order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel could remove the limitations from the opinion.   In this regard, please confirm that you will file an updated opinion each time a takedown occurs. Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John F. Sandy Smith, Esq.